EXHIBIT 12

CINEMARK USA, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
	2009	2010	2011	2012	2013
Computation of Earnings:
Pretax income from continuing operations before equity income	$196,798	$212,969	$202,174	$285,891	$243,399
Add:
Fixed charges	173,739	188,432	205,167	207,107	215,489
Amortization of capitalized interest	496	496	496	496	496
Distributed income (loss) of equity investees	(907)	(3,438)	5,651	13,109	22,682
Less:
Capitalized interest	—	—	—	—	—

TOTAL EARNINGS	$349,230	$398,459	$413,488	$506,603	$482,066

Computation of Fixed Charges:
Interest expense	$97,730	$107,728	$118,358	$118,873	$119,238
Capitalized interest	—	—	—	—	—
Amortization of debt issue costs	4,775	4,716	4,744	4,792	5,476
Interest factor on rent expense	71,234	75,988	82,065	83,442	90,775

TOTAL FIXED CHARGES	$173,739	$188,432	$205,167	$207,107	$215,489

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.28x	2.11x	2.02x	2.45x	2.24x

(1)

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor.